UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____ to _____

Commission file number 000-14817

PACCAR INC SAVINGS INVESTMENT PLAN

(Full title of plan)

PACCAR Inc

777 106th Avenue, N.E.

Bellevue, Washington 98004

(Name of issue of securities held pursuant to the

plan and address of its principal executive officers)

REQUIRED INFORMATION

A.	Financial Statements and Schedules

Report of Independent Registered Public Accounting Firm

Financial Statements:

Statements of Net Assets Available for Benefits

Statement of Changes in Net Assets Available for Benefits

Notes to Financial Statements

Supplemental Schedules:

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Schedule H, Line 4j – Schedule of Reportable Transactions

B.	Exhibits

23	Consent of Independent Registered Public Accounting Firm

SIGNATURE

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PACCAR INC SAVINGS INVESTMENT PLAN

Date: June 15, 2017	By:	/s/ J. K. LeVier
J. K. LeVier
Vice President – Human Resources
PACCAR Inc

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

PACCAR Inc Savings Investment Plan

December 31, 2016 and 2015

and for the Year Ended December 31, 2016

With Report of Independent Registered Public Accounting Firm

PACCAR Inc

Savings Investment Plan

Financial Statements and Supplemental Schedules

December 31, 2016 and 2015 and

for the Year Ended December 31, 2016

Report of Independent Registered Public Accounting Firm

The Plan Administrator

PACCAR Inc Savings Investment Plan

We have audited the accompanying statements of net assets available for benefits of PACCAR Inc Savings Investment Plan as of December 31, 2016 and 2015, and the related statement of changes in net assets available for benefits for the year ended December 31, 2016. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of PACCAR Inc Savings Investment Plan at December 31, 2016 and 2015, and the changes in its net assets available for benefits for the year ended December 31, 2016, in conformity with U.S. generally accepted accounting principles.

The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2016, and reportable transactions for the year then ended, have been subjected to audit procedures performed in conjunction with the audit of PACCAR Inc Savings Investment Plan’s financial statements. The information in the supplemental schedules is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Ernst & Young LLP

Seattle, Washington

June 15, 2017

PACCAR Inc

Savings Investment Plan

Statements of Net Assets Available for Benefits

	December 31
	2016	2015
Assets
Investments, at fair value:
Money market fund	$227,963	$348,835
Commingled trust funds	444,568,618	422,010,532
Mutual funds	370,258,174	353,065,335
PACCAR Inc common stock	825,601,785	667,244,634

Total investments, at fair value	1,640,656,540	1,442,669,336

Notes receivable from participants	39,514,712	37,760,469

Dividends and other receivables	8,091,054	19,971,784
Due from broker for securities sold	1,647,588	935,857

Total assets	1,689,909,894	1,501,337,446

Liabilities
Accrued expenses	150,645	12,856

Net assets available for benefits	$1,689,759,249	$1,501,324,590

See accompanying notes.

PACCAR Inc

Savings Investment Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2016

Additions to (deductions from) net assets attributed to:
Investment income:
Dividends and interest	$21,553,167
Net appreciation of investments	266,972,902
Revenue credit	12,000
Contributions:
Company	23,918,857
Participants	47,760,136

Distributions to participants	(171,276,319)
Administrative expenses	(506,084)

Net increase	188,434,659
Net assets available for benefits at beginning of year	1,501,324,590

Net assets available for benefits at end of year	$1,689,759,249

See accompanying notes.

PACCAR Inc

Savings Investment Plan

Notes to Financial Statements

December 31, 2016

1. Description of the Plan

The PACCAR Inc Savings Investment Plan (the Plan) is a defined contribution plan covering substantially all non-union U.S. employees of PACCAR Inc and its U.S. subsidiaries (collectively, the Company). Prior to September 1, 2016, covered employees were eligible to participate in the Plan after completion of 30 days of service and receive employer contributions after one year of service. Effective September 1, 2016, covered employees are eligible to participate in the Plan and receive employer contributions immediately. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) and the Internal Revenue Code (the Code). This description of the Plan provides only general information. Participants should refer to the Plan document for a complete description of the Plan’s provisions.

Contributions

Effective September 1, 2016, all newly hired employees are automatically enrolled in the Plan at a pre-tax contribution rate of 5%, unless they elect to not participate in the Plan within 45 days. Participants may elect to contribute not less than 1% and not more than 75% of their respective annual compensation (as defined in the Plan document) subject to the Code’s annual maximum of $18,000 for 2016. Participant contributions to the Plan are excluded from the participants’ current taxable earnings in accordance with the Code’s Section 401(k). Catch-up contributions are made available under the Plan for those participants age 50 and older. The maximum annual catch-up contribution for 2016 was $6,000.

For eligible participants, the Company matched participant contributions (excluding age 50 catch-up deferrals) to the lesser of 5% of the participants’ respective annual compensation or their annual salary deferrals (subject to certain IRS limits). The Company made matching contributions of $23,918,857 during 2016. Prior to September 1, 2016, the matching contributions were allocated to participant accounts in January each year based on determination of eligibility. Beginning with the first pay date after September 1, 2016, matching contributions are allocated to participant accounts each pay period. Matching contributions for the period January through August 2016 were allocated to eligible participant’s accounts on September 8, 2016. The Company matches contributions in the form of PACCAR Inc common stock. The Company’s rate of contribution and manner in which the Company makes its contribution shall be decided by the Company at its sole discretion with respect to each Plan year.

PACCAR Inc

Savings Investment Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Participant Accounts

Individual accounts are maintained for all Plan participants that reflect their contributions and related Company matching contributions to the Plan, allocations from any revenue credits, and any earnings or losses on the Plan’s investments.

Vesting

Plan participants are immediately 100% vested in participant and Company matching contributions when made, plus any investment earnings thereon.

Investment Options

Upon enrollment in the Plan, participants may direct their contributions in whole percentage increments to any of the Plan’s fund options. Effective September 1, 2016, the plan designated the Fidelity Freedom Index Funds – Class W as the default investment option for employees who do not make an investment election. Participants may subsequently change their investment options for either existing or future contributions, subject to trading limitations on certain of the Plan’s individual fund options.

Prior to September 1, 2016, all participants with three or more years of service had the ability to make an unlimited number of transfers-in or transfers-out, at any time, of some or all of their Company matching contribution balances held in the PACCAR Inc common stock fund into any of the other investment fund options within the Plan. Effective September 1, 2016, participants may make such transfers without a waiting period.

Notes Receivable from Participants

Actively employed participants may borrow from their individual accounts a minimum of $1,000, up to the lesser of $50,000 reduced by the highest outstanding loan balance during the previous 12 months, 50% of the participants’ total account balance, or the participants’ total account balance excluding Company matching contributions in the PACCAR Inc common stock fund and related earnings. Loan terms range from 1 to 5 years, or up to 15 years for the purchase of a primary residence, and early payoffs can be made without penalty. The loans are secured by the balance in the participant’s account and bear interest at a fixed rate equal to the prime rate plus 1%, determined as of the loan date. Interest rates ranged from 4.25% to 10.50% on loans outstanding as of December 31, 2016. Principal and interest are repaid either through after-tax payroll deductions or by personal disbursements sent directly to Fidelity Management Trust Company (the Trustee). Loans outstanding do not affect the amount of annual matching contributions the Company pays to participants’ accounts. The number of loans that a participant can take is limited to two new loans per calendar year.

PACCAR Inc

Savings Investment Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Benefit Payments

Inactive Employees:  Participants who leave the Company may choose a single cash payment, installment payments (effective September 1, 2016), or whole shares of PACCAR Inc common stock included in the participant’s account, plus a cash payment for the remaining balance, or have their account balance remain in the Plan until reaching age 70 1⁄2. Participants who leave the Company whose account balance is less than $1,000 will automatically receive a single cash payment. Beginning September 1, 2016, the Plan will establish an Individual Retirement Account for participants who leave the Company whose account balance is more than $1,000 but less than $5,000, unless they make an election to receive a distribution or rollover their balance to another retirement account.

Active Employees:  Prior to September 1, 2016, active employees who reached age 70 1⁄2 had the option to have their account balances distributed to them or to receive minimum required distributions. Beginning September 1, 2016, payment options were modified for active employees as follows: (1) employees who have reached age 59 1⁄2 may elect to have their account balance distributed to them in one lump sum of either all or a portion of their participant account without penalty and (2) employees who have not reached 59 1⁄2 and have established financial hardship have the option to withdraw from their participant account balance which may, in certain circumstances, result in a 10% penalty on the amount withdrawn.

Plan Termination

It is the intention of the Company that the Plan will continue indefinitely. However, should the Company elect to terminate the Plan subject to the provisions of ERISA, the termination date shall be treated as the valuation date, and the balances in the participants’ accounts will be distributed to them.

Expenses and Revenue Credit

Expenses include loan and other participant fees charged to each applicable participant account and recordkeeping and other third-party administrative fees which were funded by the revenue credit from the Trustee. Effective September 1, 2016, the revenue credit arrangement was terminated. Also at that time, a standard Plan administration fee was established for recordkeeping and other administrative expenses. As of December 31, 2016, the Plan had a revenue credit balance of $184,426. Once the revenue credit balance is fully utilized, the company will pay the Plan administration expenses.

PACCAR Inc

Savings Investment Plan

Notes to Financial Statements (continued)

2. Summary of Accounting Policies

Basis of Accounting

The financial statements have been prepared on the accrual basis of accounting.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Shares of mutual funds are valued based on a quoted market price to sell, which represents the net asset value of shares held by the Plan at year-end. The fair value of the participation units in commingled trust funds is based on the unadjusted net asset value per unit as determined by the sponsor of the fund based on the fair values of the underlying investments. There are currently no significant redemption restrictions on these investments.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Notes Receivable from Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Notes receivable from participants that are determined to be uncollectible are recorded as a distribution based upon the terms of the Plan document. No allowance for credit losses has been recorded as of December 31, 2016 or 2015.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates.

PACCAR Inc

Savings Investment Plan

Notes to Financial Statements (continued)

2. Summary of Accounting Policies (continued)

Risks and Uncertainties

The Plan provides for various investment options. Investment securities, in general, are exposed to various risks, such as interest rate, market volatility, and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the value of participants’ account balances and the amounts reported in the financial statements.

New Accounting Pronouncements

In May 2015, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2015-07, Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent). This ASU eliminates the requirement to include investments in the fair value hierarchy for which fair value is measured using the net asset value per share practical expedient under Topic 820. The Plan adopted this ASU on January 1, 2016 and applied it retrospectively. The adoption of this ASU did not affect the Plan’s financial statements; however, it resulted in changes to footnote disclosures.

In July 2015, the FASB issued ASU 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), and Health and Welfare Benefit Plans (Topic 965): Part (I) Fully Benefit-Responsive Investment Contracts, Part (II) Plan Investment Disclosures, Part (III) Measurement Date Practical Expedient. This three-part standard simplifies employee benefit plan reporting with respect to fully benefit-responsive investment contracts and plan investment disclosures, and provides a measurement date practical expedient. Part III of this ASU is not applicable to the Plan. The Plan adopted this ASU on January 1, 2016 and applied it retrospectively. The adoption of this ASU resulted in the elimination of the disclosure of investments that represent 5% or more of net assets available for benefits and the disclosure of appreciation or depreciation in fair value of investments by general type. In addition, the disclosure for the adjustment from fair value to contract value on the Statements of Net Assets Available for Benefits was eliminated.

3. Investments

Assets held in the Plan are managed and investment transactions are executed by the Trustee or other outside mutual fund companies.

PACCAR Inc

Savings Investment Plan

Notes to Financial Statements (continued)

4. Fair Value of Financial Instruments

Fair value represents the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date. The hierarchy of fair value measurement is described below.

Level 1 – Valuations are based on quoted prices that the Plan has the ability to obtain in actively traded markets for identical assets. Since valuations are based on quoted prices that are readily and regularly available in an active market or exchange traded market, valuation of these instruments does not require a significant degree of judgment.

Level 2 – Valuations are based on quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market. The Plan had no financial instruments requiring Level 2 valuation.

Level 3 – Valuations are based on model-based techniques for which some or all of the assumptions are obtained from indirect market information that is significant to the overall fair value measurement and which require a significant degree of management judgment. The Plan had no financial instruments requiring Level 3 valuation.

There were no transfers of assets between levels of the fair value hierarchy during the year ended December 31, 2016. The Plan’s policy is to recognize transfers between levels at the end of the reporting period.

The following methods and assumptions are used to measure fair value for assets subject to recurring fair value measurements:

The fair value of a money market fund, mutual funds, and PACCAR Inc common stock is based on quoted prices in active markets. These are categorized as Level 1.

The fair value of commingled trust funds is determined using the market approach and is based on the unadjusted net asset value (NAV) per unit as determined by the sponsor of the fund based on the fair values of underlying investments. These assets are collective investment trusts, and substantially all of these investments have no redemption restrictions or unfunded commitments. Securities measured at NAV per unit as a practical expedient are not classified in the fair value hierarchy.

PACCAR Inc

Savings Investment Plan

Notes to Financial Statements (continued)

4. Fair Value of Financial Instruments (continued)

The Plan’s assets subject to recurring fair value measurements at December 31, 2016, are as follows:

	Fair Value
	Hierarchy	Measured at
	Level 1	NAV	Total
Financial instruments, at fair value:
U.S. money market fund	$227,963	$–	$227,963
Commingled trust funds:
U.S.	–	422,846,747	422,846,747
International	–	21,721,871	21,721,871
U.S. mutual funds:
Equity	70,583,401	–	70,583,401
Fixed income	49,781,036	–	49,781,036
Asset allocation	249,893,737	–	249,893,737
PACCAR Inc common stock	825,601,785	–	825,601,785

	$1,196,087,922	$444,568,618	$1,640,656,540

The Plan’s assets subject to recurring fair value measurements at December 31, 2015, are as follows:

	Fair Value
	Hierarchy	Measured at
	Level 1	NAV	Total
Financial instruments, at fair value:
U.S. money market fund	$348,835	$–	$348,835
Commingled trust funds:
U.S.	–	398,952,180	398,952,180
International	–	23,058,352	23,058,352
U.S. mutual funds:
Equity	71,386,696	–	71,386,696
Fixed income	50,120,691	–	50,120,691
Asset allocation	231,557,948	–	231,557,948
PACCAR Inc common stock	667,244,634	–	667,244,634

	$1,020,658,804	$422,010,532	$1,442,669,336

PACCAR Inc

Savings Investment Plan

Notes to Financial Statements (continued)

5. Nonparticipant-Directed Investments

Prior to September 1, 2016, the only nonparticipant-directed investments in the Plan were held in PACCAR Inc common stock, in which participant-directed investments were also made. The investment activity could not be segregated between participant-directed and nonparticipant-directed transactions. As of December 31, 2015, the Plan held investments in PACCAR Inc common stock at fair value of $667,244,634, and dividends receivable on PACCAR Inc common stock were $19,675,185.

Effective September 1, 2016, Company matching contribution balances held in the PACCAR Inc common stock fund are freely transferrable to the Plan’s other investment fund options at any time. Thus, the Plan no longer holds nonparticipant-directed investments.

6. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service (the IRS) dated September 24, 2013, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan, as amended, is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended and restated, is qualified and the related trust is tax-exempt.

Accounting principles generally accepted in the United States require Plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2016 and 2015, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan is not subject to income tax examinations for years prior to 2013.

7. Transactions with Parties in Interest

The Plan invests in the common stock of the Plan’s sponsor, PACCAR Inc, which is purchased by the Trustee on the open market at fair value. The Plan made purchases totaling $153,661,666 and sales totaling $278,818,314 of PACCAR Inc common stock during 2016. The Plan received dividends on this stock totaling $32,884,028 in 2016. Dividends receivable were $7,804,887 and $19,675,185 at December 31, 2016 and 2015, respectively.

PACCAR Inc

Savings Investment Plan

Notes to Financial Statements (continued)

7. Transactions with Parties in Interest (continued)

Effective January 1, 2012, a revenue credit arrangement was entered into with the Trustee. The revenue credits were used to pay certain Plan administrative fees. Unallocated revenue credits were $346,004 at December 31, 2015. During the year ended December 31, 2016, the Plan earned $12,000 of revenue credits and used $173,578 of revenue credits to pay for certain administrative fees. Unallocated revenue credits were $184,426 at December 31, 2016. Effective September 1, 2016, the revenue credit arrangement was terminated.

Supplemental Schedules

PACCAR Inc

Savings Investment Plan

EIN: 91-0351110 Plan Number: 002

Schedule H, Line 4i – Schedule of Assets

(Held at End of Year)

As of December 31, 2016

(a)	(b) Identity of Issue, Fund or Borrower	(c) Description of Investment	(d) Cost	(e) Current Value

	Money market fund:
*	Fidelity Management Trust Company:
	Government Money Market II Portfolio	227,963 shares	(1)	$227,963

	Commingled trust funds:
*	Fidelity Management Trust Company:
	Contrafund Pool	14,430,734 units	(1)	173,457,419
	Managed Income Portfolio II Class 4	136,445,929 units	(1)	136,445,929
	U.S. Equity Index Commingled Pool	1,180,731 units	(1)	104,683,601
*	Russell Fund:
	International	382,092 units	(1)	20,583,272
*	Northern Trust Funds:
	Northern Trust Aggregate Bond Index Fund	22,125 shares	(1)	2,509,598
	Northern Trust Collective Russell 2000 Index	28,575 shares	(1)	5,750,200
	Northern Trust EAFE Index Fund Tier 3	12,453 shares	(1)	1,138,599

				444,568,618
	Mutual funds:
*	Fidelity Management Trust Company:
	Freedom Index Income IPR	360,890 shares	(1)	4,117,755
	Freedom Index 2010 IPR	1,157,955 shares	(1)	15,412,375
	Freedom Index 2020 IPR	7,656,695 shares	(1)	108,189,102
	Freedom Index 2030 IPR	4,624,303 shares	(1)	70,613,114
	Freedom Index 2040 IPR	2,289,310 shares	(1)	36,537,391
	Freedom Index 2050 IPR	886,899 shares	(1)	14,358,901
	Freedom Index 2060 IPR	63,768 shares	(1)	665,099
	JP Morgan Mid Cap Value Fund:
	Institutional Class	1,938,351 shares	(1)	70,583,401
	PIMCO Total Return Fund:
	Institutional Class	4,963,214 shares	(1)	49,781,036

				370,258,174
	Other investments:
*	PACCAR Inc common stock	12,920,177 shares	(1)	825,601,785

	Total investments			$1,640,656,540

*	Participant loans	Maturing through 2031, with interest rates ranging from 4.25% to 10.50%	(1)	$39,514,712

*	Indicates party in interest to the Plan.
(1)	Cost information is omitted, as investments are participant-directed.

PACCAR Inc

Savings Investment Plan

EIN: 91-0351110 Plan Number: 002

Schedule H, Line 4j – Schedule of Reportable Transactions

Year Ended December 31, 2016

(a) Identity of Party Involved	(b) Description of Asset	(c) Purchase Price	(d) Selling Price	(g) Cost of Asset	(h) Current Value of Asset on Transaction Date	(i) Net Gain

Category (iii) — Series of securities transaction aggregating in excess of 5% of Plan assets.

PACCAR Inc	Common stock	$153,661,666	$—	$—	$153,661,666	$—
PACCAR Inc	Common stock	—	278,818,314	224,371,213	278,818,314	54,447,101

There were no category (i), (ii), or (iv) reportable transactions during the year.

Columns (e) and (f) are not applicable.